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May 19, 2006

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed please find copies of various presentation materials recently used by Roche Holding Ltd (File No. 82-3315) at analyst and investor conferences and now posted on Roche's website, "roche.com." A list of the presentations is attached for your reference. These presentations are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call me if you have any questions.

Very truly yours,

Peter R. Douglas

Enclosures

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release



Basel, 19 May 2006

Transparency in clinical trials: more than 300 protocol and study results published on www.roche-trials.com since April 2005

Sustained use of the website underscores usefulness for patients and health experts

Within a year, Roche has published more than 300 protocol and result summaries of the clinical trials run by the company. This innovative research includes at least 24 studies on breast cancer alone, 36 studies on anemia and 44 studies on Hepatitis B, C, and D. Roche's website www.roche-trials.com is easy to navigate and ensures patients and healthcare providers have ready access to information they need, in terms they can understand. More than 100'000 visitors from Europe, North America, Asia and throughout the world have used the Roche database to date.

Beat Widler, Roche's Global Head Clinical Quality, commented: "Roche's free public website serves patients and physicians by making relevant information easily accessible. We have invested considerable resources to create and run our twin databases and the continuous interest that we see underscores that their design matches the needs of both laymen and specialists. Roche's website on clinical trials is visited by more than 150 visitors daily and we have received more than 770 e-mail inquiries since the launch of the database in April last year".

Direct feedback on the site has been compelling. One Icelandic patient offered "congratulat[ions] on this initiative which is without a doubt a catalyst" and expressed hope that the Roche model would drive further transparency on clinical trials . This patient's hopes appear well-founded, as a representative of another pharmaceutical company reviewed the site and expressed how "very impressed [we are] with the work you all have done with your public clinical trial registry."

Transparency and clarity go hand-in-hand

Only three months after deciding to create an electronic clinical trial registry and results database, Roche launched www.roche-trials.com on April 15, 2005. At that time, Roche expected it would

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

take up to 18 months to complete the challenge of publishing data from more than 30 medicines, on a product by product level from a large number of global and local trials. Instead, this huge task was completed within a year and work now focuses on publishing new trials each month.

Electronic database focused on relevant information

Roche believes it is vital that researchers, physicians and patients are aware of all the relevant information from clinical trials of medical interventions so that they can review this information appropriately. Results registers and databases are the most direct approach to help fulfil the contract that sponsors and investigators have with trial subjects – that trial results will be made available and serve the greater good of adding to scientific knowledge. Accordingly, Roche uses its twin public databases to publish summary protocol information and data from clinical trials in Phase II to IV—in other words, all trials that are often called "hypothesis testing" or "confirmatory". This information includes the so-called WHO "minimum data set" for protocols, and findings on safety and all primary efficacy endpoints for trial results. Early Phase I studies are excluded to avoid confusing healthcare providers and creating false expectations for patients suffering from serious diseases. Most medicines tested in these first human studies never progress to marketed compounds and these exploratory clinical trials generally do not generate data which are later used to support clinical claims or recommendations for use. Of course, any relevant findings are published peer reviewed journals.

Strict adherence to regulations of clinical trials

Roche works to ensure that all its activities are performed in accordance with ethical and regulatory requirements. Moreover, Roche is strongly committed to verifying adherence to compliance policies. Adequate and ongoing peer review is a key prerequisite for maintaining high ethical standards in Roche's clinical trials and development activities.

In addition, Roche adheres to the "Declaration of Helsinki", a statement developed by the World Medical Association on ethical principles to provide guidance to physicians and other participants in medical research involving human subjects. Roche also strictly follows the rules of good clinical practice (GCP), which ensure the protection of patients' safety and rights.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation

and a market leader in virology. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

- Roche and clinical trials: www.roche.com/sus_res_clin
- Clinical trials: www.roche.com/sci_events_facets_clinical
- EFPIA position statement: www.efpia.org/4_pos/sci_regu/Clinicaltrials2005.pdf
- Declaration of Helsinki: www.wma.net/e/policy/b3.htm

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315


SEC MAIL PROCESSING
RECEIVED
MAY 22 2006
WASH. D.C. 156 SECTION


Roche

Roche
First quarter 2006

Presentation to analysts
Basel, April 26, 2006



Roche

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;
2 legislative and regulatory developments and economic conditions;
3 delay or inability in obtaining regulatory approvals or bringing products to market;
4 fluctuations in currency exchange rates and general financial market conditions;
5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;
6 increased government pricing pressures;
7 interruptions in production
8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation;
10 loss of key executives or other employees; and
11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website - www.roche.com



Roche

Group

Dr. Erich Hunziker
Chief Financial Officer



Q1 '06: Continuous strong organic growth

Creating multi billion products with medically differentiated medicines



Roche

- Group continues to grow at very high levels

Product / Franchise	Q1' 05	Q1' 06
> CHF 1 bn	0	1
> CHF 0.5 bn	3	6



Roche Group
Quarterly local sales growth
%
30
25
20
15
10
5
0
15
13
14
6
17
17
17
26
15
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

4

Q1 '06: Strong sales growth in Pharma

Over CHF 1.7 bn additional organic sales

	2005 CHF m	2006 CHF m	% change in local	% change in CHF	USD growth
Pharmaceuticals	**6,155**	**7,739**	**19**	**26**	**15**
Roche Pharma	3,859	4,821	19	25	14
Genentech	1,341	2,056	40	53	40
Chugai	955	862	-8	-10	-18
Diagnostics	**1,935**	**2,091**	**3**	**8**	**-1**
[illegible]	[illegible]	9,830	15	22	**11**

5


2005/6: Positive impact from currency
Average exchange rates
Q1 '05
Q1 '06
Q1 '06 vs. Q1 '05
USD
1.18
1.30
EUR
1.55
1.56
JPY
1.13
1.11
-4%
-2%
0%
2%
4%
6%
8%
10%
6

IAS 19 changes


Roche

- Slight positive impact on margins expected due to changes in IAS 19 (revised) 'Employee Benefits'
- In-line with peers who have already implemented the new rules
- Conference call on June 7th to explain details

7

Our growth objectives for 2006

A more positive outlook


Roche

Sales

- Double-digit growth[1] for Group and Pharmaceuticals
- Above market growth for Pharmaceuticals and Diagnostics

Core EPS target

- Growth at least in line with sales growth

[1] in LC

barring unforeseen events

8



Pharmaceuticals Division

W. M. Burns
CEO Division Roche Pharmaceuticals



Q1 '06: A strong start for the year



- Sales outgrowing worldwide market by nearly four times
- Oncology products continues strong growth contribution (+52 %[1])
- Top ten products growing +38 %[1], top 20 +28 %[1]
- Rituxan approved in the US for first rheumatoid arthritis indication
- Boniva roll-out in US and Europe – approvals received for quarterly IV
- First in a series of filings
  - CERA in US, Europe imminent (chronic kidney disease)
  - Herceptin for adjuvant breast cancer in US and EU
  - Japanese filings for Avastin in mCRC, Tarceva in NSCLC
- Four phase III trials met primary endpoint

[1] local growth

10

Pharma continues to significantly outgrow the market

CHF 1.6 bn additional organic sales

Roche

Sales CHF m	Q1 '05	Q1 '06	% change in local	% change in CHF
Roche Pharma	3,859	4,821	19	25
Genentech	1,341	2,056	40	53
Chugai	955	862	-8	-10
Pharmaceuticals	**6,155**	**7,739**	**19**	**26**

Quarterly local growth	2005 vs. 2004 Q1	Q2	Q3	Q4	2006 vs. 2005 Q1
Roche Pharma	11	18	17	32	19
Genentech	54	41	42	49	40
Chugai	32	8	7	22	-8
Pharmaceuticals	**22**	**21**	**21**	**34**	**19**

11


Strongly growing key products more than compensating for remaining generization
Roche
decrease vs. 2005¹
increase vs. 2005¹
-69 % Rocephin
-238
435
Herceptin
+107 %
-43 % Copegus
-47
380
Avastin
+141 %
-6 % Dilatrend
-4
162
Tamiflu
+37 %
149
MabThera/Rit
+16 %
106
Tarceva
+182 %
73
Boniva
-
60
Xeloda
+35 %
56
CellCept
+15 %
158
Other Top 20
+10 %
-7 % All other
-98
33
Other New
+31 %
+ 36 %
¹ CHF m at constant fx (avg 2005 fx)
12



Q1 '06: Key franchises
Outgrowing competition

	% of pharma sales	growth (local)	market growth
Oncology	46 %	52 %	19 %[2]
Transplantation	8 %	14 %	8 %[2]
Virology	7 %[1]/15 %	-3 %[1]/14 %	9 %[1,2]
Renal Anemia	5 %	0 %	9 %[3]
Total	**74 %**	**33 %**	

	% of pharma sales	growth (local)	market growth
North America	41 %	24 %	5 %[4]
Japan	11 %	-8 %	n.a.
Europe	33 %	24 %	7 %[4]
Total	**85 %**	**18 %**	

Local growth rates vs. previous year Q1
[1] excluding Tamiflu [2] IMS Dec MAT 2005 vs. 2004 [3] YTD Mar [4] MS MAT Jan '06

13



MabThera / Rituxan
Increasing penetration in EU/ RoW fuelling growth

CHF bn
Global sales
1.5
1.0
0.5
0.0
+ 16 % 1
1.1
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06
Geographies
local growth
Europe/ RoW +30 %
Japan +3 %
US +7 %

- Sales of CHF 1.1 bn
- Now approved for first-line aNHL treatment in the US
  - filed for first-line iNHL with the FDA in March
- iNHL maintenance approval pending in EU

[1] local growth

14


Herceptin
Sales doubled
Roche
CHF m
Global sales
1000
800
600
400
200
0
+ 107 %¹
861
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06
Geographies
local growth
Europe/ RoW +105 %
Japan +31 %
US +123 %
• Sales of CHF 861 m
• Use in adjuvant BC continues to accelerate growth
• Filed for adjuvant BC in EU and US in Q1 as planned
• TAnDEM data expected in 2006

¹ local growth

15


Avastin
Sales more than doubled – strong EU entry
Roche
CHF m
Global sales
1000
800
600
400
200
0
+ 141 %¹
676
Q1 '03
Q1 '04
Q1 '05
Q1 '06
Geographies
local growth
Europe/ RoW +654 %
US +96 %
• Sales of CHF 676 m
• Filed for first-line treatment of NSCLC in the US
• Filed for metastatic colorectal cancer in Japan
• Filings currently under preparation: mBC US/EU, mNSCLC in EU, mCRC oxaliplatin/Xeloda-combo EU
• Update on safety data review for AVANT (adj CC) in May
• First-line RCC phase III data expected this year
¹ local growth
16

Xeloda



Increasing use in adjuvant colon cancer


Roche


CHF m
Global sales
+ 35 % [1]
238
250
200
150
100
50
0
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06


Geographies
local growth
Europe/ RoW +34 %
Japan +1 %
US +40 %

- Sales of CHF 238 m
- Successful launch in adjuvant colon cancer (monotherapy)
  - US market share in adjuvant colon cancer ~20 %[2]
- Positive phase III data in gastric cancer, full data at ASCO
- Filing of 1st line mCRC combo & gastric cancer on track for this year

[1] local growth [2] MAT March 2006

Tarceva

Strong launch in Europe


Roche


CHF m
Global sales
+ 182 % [1]
172
200
150
100
50
0
Q1 '03
Q1 '04
Q1 '05
Q1 '06


Geographies
local growth
Europe/ RoW n.m.
US +95 %

- Sales of CHF 172 m
- Very successful initial roll-out in Europe
- Pancreatic cancer under regulatory review in EU
- Filed for advanced NSCLC in Japan
- Phase II data in 2nd line NSCLC Avastin combo at ASCO

[1] local growth



Anemia franchise
First filing for CERA


Roche


CHF m
Global sales
600
500
400
300
200
100
0
+ 3 % 1
535
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06


Geographies
local growth
Europe/ RoW +6 %
Japan -3 %

- Sales of NeoRecormon/ Epogin of CHF 535 m
  - NeoRecormon growing in renal (+3 %) and oncology (+15 %)
- CERA: all six phase III trials concluded with positive results
  - filed for renal anemia in the US, EU filing imminent
  - dose-optimization study in oncology started

[1] local growth

19

Tamiflu
US government deliveries during Q1


Roche


CHF m
Global sales
700
600
500
400
300
200
100
0
+ 37 % 1
601
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06


Geographies
local growth
Europe/ RoW +88 %
Japan -33 %
US +414 %

- Sales of CHF 601 m
- Driven by both pandemic (CHF 295 m in Q1´06) and seasonal orders
- Japan: base effect due to strong Q1 '05 and Q4 '05
- Estimated pandemic sales of CHF 1.2 bn in 2006

[1] local growth

20

Pegasys - a global market leader



Increasing market share in Europe, stable in the US

Global sales



CHF m
400
300
200
100
0
+ 2 % 1
350
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06

Geographies *local growth*



Europe/ RoW +12 %
Japan -11 %
US -14 %

- Sales of CHF 350 m
- EU/RoW: increased market penetration and expansion
- US: decline in Rx numbers, wholesaler inventory adjustment following price increase
  - stable market share at around 62 %
- NICE approval received for Pegasys in Hep B
- Japan: awaiting approval of combination with Copegus

[1] local growth

21

CellCept – market leader in transplantation

Studies ongoing in Autoimmune diseases

Global sales



CHF m
500
400
300
200
100
0
+ 15 % 1
454
Q1 '02
Q1 '03
Q1 '04
Q1 '05
Q1 '06

Geographies *local growth*



Europe/ RoW +2 %
Japan +15 %
US +32 %

- Sales of CHF 454 m
- Growth particularly strong in US due to lower base
- Partnership with Aspreva progressing well
  - Completion of phase III (induction) in lupus nephritis late 2006

[1] local growth

22

Poised to become a leader in autoimmune disease


Roche

- MabThera
  - Launched in RA anti-TNF inadequate responders in US
  - EULAR '06
    - ➢ REFLEX: 48 weeks clinical outcome, 56 weeks radiographic data
    - ➢ DANCER: 48 weeks clinical outcome
    - ➢ Extension REFLEX, DANCER and phase IIa: repeat treatment courses
- Actemra
  - Second phase III trial confirmed excellent results in DMARD inadequate responders (ACR 20: 80 % vs. 25 %; ACR 50: 49 % vs. 11 %; ACR 70: 29 % vs. 6 %)
  - EULAR '06
    - ➢ Japanese Signs & Symptoms phase III
    - ➢ Japanese PJD phase III
- Ocrelizumab
  - First phase II trial met primary and secondary endpoints
  - Decision on phase III expected during H1

Launched

Phase III



Phase II

23

A rich and low risk phase III pipeline
Keeping the high level of commitment

Roche

Filed or to file soon	MabThera maintenance iNHL √	Herceptin adjuvant BC √	CERA renal anemia √	Lucentis AMD √	Epogin chemotherapy induced anemia √	Avastin NSCLC √	
	MabThera RA TNF nonresp. √	Tarceva pancreatic Ca √	Antevas subarach. haemo √	Sigmart acute heart failure √	Avastin mBC	Xeloda gastric Ca	
Ongoing	MabThera 1st line CLL	Xeloda adjuvant CC combo	Avastin prostate Ca	Tarceva & Avastin NSCLC 2nd line	MabThera RA DMARD failures	MabThera ANCA ass. vasculitis	
	MabThera relapsed CLL	Avastin mCRC 1st line ext.	Avastin ovarian Ca	Herceptin gastric Ca	CellCept lupus nephritis	MabThera SLE	
	Xeloda adjuvant BC	Avastin adjuvant CC	Avastin mBC 1st line ext.	Herceptin mBC combo hormonal	CellCept myasthenia gravis	MabThera Lupus nephritis	Avastin mBC 2nd line
	Xeloda mCRC 1st line combo	Avastin RCC	Tarceva NSCLC 1st line	Actemra RA	Bondronat MBP	ED-71 osteoporosis	Avastin adjuvant rectal Ca
	Xeloda mCRC 2nd line combo	Avastin pancreatic Ca	Tarceva & Avastin NSCLC maintenance	Actemra sJIA	MabThera PPMS	Xolair pediatric asthma	Valcyte CMV ext.
To start soon	Tarceva adjuvant NSCLC	Avastin adjuvant NSCLC	Avastin adjuvant BC				

Status as of March 31, 2006

24

Pipeline update on Q1 activities


Roche

Four phase III trials met primary endpoint

Results obtained

- **Phase III** (all met primary endpoints)
  - CERA in renal anemia (correction) (two trials)
  - Xeloda in gastric Ca
  - Actemra in RA DMARD failures
- **Phase II**
  - Ocrelizumab in RA (R1594) met primary endpoint
  - Insulin Sensitizer (R483) development discontinued*

Trials started

- **Phase III**
  - MabThera in RA (IMAGE, MIRROR, SUNRISE)
  - MabThera in Lupus nephritis (LUNAR)
  - Avastin in mBC 1st line (AVADO), adj. rectal Ca, NSCLC 1st line maintenance (ATLAS), mBC 2nd line (RIBBON-2)
  - Valcyte in transplantation
- **Phase II**
  - Avastin in NSCLC 1st line with treated CNS metastases
  - CERA in chemotherapy-induced anemia

*was not able to obtain clear differentiation in new regulatory environment

25

Data to be presented at upcoming ASCO


Roche

Reinforcing the leadership in oncology

Product	Indication	Trial	Regimen	Phase	Data
Avastin	mCRC 1st line	BRiTE	Avastin + standard CRC chemothearpy	IV	Safety and early efficacy data
Avastin	mCRC 1st line	TREE1, TREE2	XELOX vs bFOL vs FOLFOX (+ Avastin in all arms of TREE2)	II	Final
Avastin	mCRC 1st line	BEAT	Avastin + standard CRC chemotherapy	III/IV	Safety and early efficacy data
Avastin + Tarceva	NSCLC 2nd line	OSI2950	Taxotere or Alimta vs. Taxotere or Alimta + Avastin vs. Avastin + Tarceva	II	Final
Herceptin	mBC 1st line	BCIRG 007	Taxotere + Herceptin vs. Taxotere+ Carboplatin + Herceptin	III	Interim (TTP)
Xeloda	Gastric Ca 1st line	ML17032	Cisplatin + Xeloda vs. Cisplatin + 5FU	III	Final
MabThera	iNHL	FL2000	CTx12 vs. CTx6 + MabThera	III	Final
Diagnostics microarray	Leukemia	MILE	molecular sub-classification of leukemia by gene expression profiling vs. standard lab methods	Validation	Interim data (stage I)

Roche Oncology Event: Zurich, June 19

26

Our objectives for 2006 - Pharmaceuticals

Building steps for future growth

Roche

Major clinical data

Compound	Phase	Indication	Data	Status Q1
R744 (CERA)	III	Renal anemia (correction)	Final	✓
CellCept	III	Lupus nephritis (Induction phase)	Final	
Herceptin	III	mBC combo hormonal (TAnDEM)	Final	
Xeloda	III	mCRC 2nd line	Final	
Avastin	III	NSCLC 1st line (AVAIL)	Interim	
Avastin / Xeloda	III	mCRC 1st line combo extension	Final	
R1658	II	Dyslipidemia	Final	
R873	IIa	MED	Final	
Avastin / Tarceva	II	NSCLC 2nd line	Final	
R1594	II	RA	Final	✓

Filings

Compound	Indication	Status Q1
R744 (CERA)	Renal anemia	✓ (US)
Avastin	NSCLC 1st line	✓ (US)
Avastin	mBC 1st line	
Avastin	mCRC 1st line combo extension	
Herceptin	Adjuvant BC	✓
Herceptin	mBC combo hormonal	
Xeloda	mCRC 1st line combo	

Divisional sales growth

Double-digit growth in local currencies

barring unforeseen events 27

Roche

Diagnostics Division

Severin Schwan
CEO Division Roche Diagnostics





Q1 '06: Diagnostics highlights


Roche

- Sales rose 3 % in local currencies, 8 % in CHF
- Immunochemistry generated solid double-digit growth (+16 %)
- Rejuvenated Accu-Chek portfolio gaining momentum (+9 % local growth ex-US)
- Four major approvals:
  - **LightCycler SeptiFast Test** launched in EU
    - detect & identify pathogens causing bloodstream infections
  - **cobas s 201 system & MPX Test** cleared for marketing in EU
    - automated blood screening system & multiplex HIV/ HCV/ HBV test
  - **cobas 6000** received FDA 510(k) clearance
    - modular system consolidating clinical chemistry & immunochemistry
  - **CoaguChek XS Plus** roll-out started ex-US
    - professional coagulation monitoring system

29

Q1 '06: Sales by Business Area


Roche

Solid, above market growth in four Business Areas

	Q1 '05	Q1 '06	% change in	
	CHF m	CHF m	local	CHF
Diabetes Care	683	682	-5 %	0 %
Molecular Diagnostics	263	297	7 %	13 %
Centralized Diagnostics	683	760	7 %	11 %
Near Patient Testing	168	193	9 %	15 %
Applied Science	138	159	10 %	15 %
Roche Diagnostics	**1,935**	**2,091**	**3 %**	**8 %**

30


Q1 '06: Sales by region
Solid growth except for North America
Roche
CHF 2,091 m
Europe¹ 49 %
Asia-Pacific 7 %
Japan 5 %
Iberia/Latin-Am 11 %
Others 1 %
North America 27 %
local sales growth
Europe 9 %
North America -11 %
Iberia/LAM 13 %
Asia-Pacific 10 %
Japan 4 %
¹ Europe, Middle East and Africa (excl. Iberia)
31


Diabetes Care
New portfolio well accepted – sales gaining momentum
Roche
CHF bn Blood Glucose Monitoring*
800
600
400
200
0
-7 %¹
Q1 '04
Q1 '05
Q1 '06
Insulin Delivery ex-US
50
25
0
+38 %¹
Q1 '04
Q1 '05
Q1 '06
• Sales impacted by maturation of Accu-Chek Advantage (espec. US)
• Accu-Chek Compact Plus roll-out commenced in US; Europe completed
• Accu-Chek Aviva double-digit growth in EMEA; launched in Japan
* meters, strip, lancets ¹ local growth
32

Centralized Diagnostics

Immunochemistry continues strong growth




CHF bn
Immunochemistry
400
200
0
+16 %1
Q1 '04
Q1 '05
Q1 '06


Clinical Chemistry
400
200
0
-1 %1
Q1 '04
Q1 '05
Q1 '06

- Growing sales from prior instrument placements & rising demand for Elecsys proBNP assay
- Pricing pressures continue to impact clinical chemistry
- cobas 6000 (next generation modular analytical system) received FDA 510(k) clearance
  - roll-out on track for Q3 '06 in US and Europe

[1] local growth

33

Molecular Diagnostics

Virology regained growth momentum




CHF bn
NAT blood screening
100
50
0
+4 %1
Q1 '04
Q1 '05
Q1 '06


Virology
150
100
50
0
+6 %1
Q1 '04
Q1 '05
Q1 '06

- cobas MPX Test (multiplex HIV/ HCV/ HBV) on fully automated cobas s 201 system received CE mark certification
  - BLA filing (FDA) on-track Q3 '06
- Virology market share gained through automated solutions
- LightCycler SeptiFast Test launched in Europe
- Cobas Amplicor HPV Test FDA filing on-track mid '06

[1] local growth

34

Near Patient Testing

New products providing growth





CHF bn
60
40
20
0
+19 %
+7 %
+15 %
Coagulation
Blood gas/ Electrolytes
Cardiac markers
Q1 '04
Q1 '05
Q1 '06

Coagulation monitoring

- CoaguChek XS roll-out ex-US progressing well; strong acceptance (patients & professionals)
- CoaguChek XS Plus roll-out commenced ex-US March '06 (professionals)

Blood gas/electrolytes

- Strong system placements in 2005 providing reagent stream

Cardiac markers

- Cardiac proBNP launched in EMEA, Latin America and Asia Pacific (+96 % cf. Q4 '05)

35

Key growth drivers in 2006

Commercialize assets on hand and prepare market for new drivers



	Key 2005 Launches	Key 2006 Launches*
Diabetes Care	•Accu-Chek Aviva •Accu-Chek Compact Plus •Accu-Chek Spirit •Accu-Chek D-TRONplus	•Accu-Chek Go S
Centralized Diagnostics		•cobas 6000 series •cobas 4000 series •cobas IT 3000 & 5000
Molecular Diagnostics	•COBAS AmpliPrep/ COBAS TaqMan •AmpliChip CYP450 Test	•cobas s 201 system & MPX Test ✓ •LightCycler SeptiFast Test ✓
Near Patient Testing	•Cardiac NT-proBNP •CoaguChek XS	•CoaguChek XS Plus ✓
Applied Science	•Genome Sequencer 20 •LightCycler 480	•Genome Sequencer 100

Divisional sales growth — ***Above market growth in local currencies***

* Subject to appropriate regulatory approvals; US launch may be later

barring unforeseen events 36


Roche
Appendix

Sales January - March 2006 (vs. 2005)

Roche

Top 20 products

	Global		US		Japan		Europe/ RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
MabThera/ Rituxan	1,146	16	634	7	41	3	471	30
Herceptin	861	107	375	123	32	31	454	105
Avastin	676	141	516	96	-	-	160	654
Tamiflu	601	37	168	414	170	-33	263	88
NeoRecorm/ Epogin	535	3	-	-	160	-3	375	6
CellCept	454	15	221	32	7	15	226	2
Pegasys	350	2	103	-14	17	-11	230	12
Xeloda	238	35	92	40	6	1	140	34
Xenical	181	16	34	24	-	-	147	14
Tarceva	172	182	120	95	-	-	52	-
Kytril	130	18	57	31	29	6	44	13
Xolair	124	39	124	39	-	-	-	-
Nutropin	118	-3	114	-3	-	-	4	12
Cymevene/ Valcyte	110	21	55	15	-	-	55	27
Rocephin	110	-69	9	-96	13	-11	88	-24
Pulmozyme	109	14	64	12	-	-	45	18
Neutrogin	93	19	-	-	93	19	-	-
Activase/ TNKase	88	19	78	19	-	-	10	14
Dilatrend	81	-6	-	-	-	-	81	-6
Boniva	75	-	69	-	-	-	6	-

38

Sales January - March 2006 (vs. 2005)

Other launches since January 2003[1]



	Global		US		Japan		Europe/ RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
Fuzeon	72	36	33	14	-	-	39	60
Copegus	60	-43	6	-88	-	-	54	-11
Raptiva	31	-1	31	-1	-	-	-	-
Evista	27	76	-	-	27	76	-	-
Renagel	13	20	-	-	13	20	-	-
Actemra	1	-	-	-	1	-	-	

[1] other than launches already covered in Top 20

39

Pharma local sales growth[1] in %

Global top 20 products



	Q2	Q3	Q4	Q1
MabThera/ Rituxan	23	18	23	16
Herceptin	31	57	77	107
Avastin	112	107	127	141
Tamiflu	707	148	631	37
NeoRecormon/ Epogin	8	6	12	3
CellCept	25	28	25	15
Pegasys	22	15	17	2
Xeloda	50	44	47	35
Xenical	0	9	9	16
Tarceva	-	-	722	182
Kytril	18	14	5	18
Xolair	88	51	57	39
Nutropin	10	3	4	-3
Cymevene/ Valcyte	29	22	23	21
Rocephin	-5	-54	-55	-69
Pulmozyme	20	15	15	14
Neutrogin	13	20	18	19
Activase/ TNKase	3	9	23	19
Dilatrend	-13	-12	3	-6
Boniva	-	-	-	-

[1] Q2 to Q4: 2005 vs. 2004 and Q1: 2006 vs. 2005

40

Pharma local sales growth[1] in %

Top 20 products by region

Roche

	US				Japan				Europe/ RoW			
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
MabThera/Rituxan	16	14	20	7	11	1	5	3	39	29	32	30
Herceptin	29	70	99	123	18	15	26	31	34	51	69	105
Avastin	85	78	88	96	-	-	-	-	-	1755	1203	654
Tamiflu	493	132	390	414	-	-	733	-33	654	158	864	88
NeoRecorm/Epogin	-	-	-	-	5	2	7	-3	10	9	16	6
CellCept	33	52	44	32	26	18	22	15	19	9	9	2
Pegasys	19	9	14	-14	33	4	3	-11	23	20	23	12
Xeloda	72	51	64	40	38	27	20	1	39	41	37	34
Xenical	-14	20	18	24	-	-	-	-	3	7	7	14
Tarceva	-	-	528	95	-	-	-	-	-	-	-	-
Kytril	33	20	-2	31	10	10	11	6	10	9	9	13
Xolair	88	51	57	39	-	-	-	-	-	-	-	-
Nutropin	10	3	4	-3	-	-	-	-	-3	-6	-5	12
Cymevene/Valcyte	20	17	14	15	-	-	-	-	39	27	36	27
Rocephin	5	-75	-81	-96	13	17	14	-11	-22	-23	-10	-24
Pulmozyme	28	17	15	12	-	-	-	-	10	11	16	18
Neutrogin	-	-	-	-	13	20	18	19	-	-	-	-
Activase/TNKase	5	10	25	19	-	-	-	-	-11	6	6	14
Dilatrend	-	-	-	-	-	-	-	-	-13	-12	3	-6
Boniva	-	-	-	-	-	-	-	-	-	-	-	-

[1] Q2 to Q4: 2005 vs. 2004 and Q1: 2006 vs. 2005

41


Q1: Pharmaceuticals- New product launches fuel growth in all regions
Japan affected by seasonal shifts in Tamiflu sales and expected price cuts
Roche
CHF 7,739
Europe[1] 33 %
Asia-Pacific 5 %
Japan 11 %
Latin-America 6 %
Others 4 %
North America 47 %
local sales growth
Europe 24 %
North America 24 %
Latin-America 21 %
Asia-Pacific 24 %
Japan -8 %
[1]including Eastern Europe
42


Major Roche managed projected submissions over the next years
Roche
Phase II
Phase III
R1558
bacterial infections
R1492
solid tumors
R1503
RA
R873
male erectile dysfunction
R1594
RA (EU)
R667
emphysema
R1273 (Omnitarg)
solid tumors (EU)
R1658
dyslipidemia
Avastin
NSCLC squamous (EU)
R1440
type II diabetes
R1438
type II diabetes
R744 (CERA)
cancer anaemia
2006
2007
2008
2009
post 2009
Status as of March 31, 2006
Unless stated otherwise, submissions will occur in US and EU
43


Roche R&D pipeline today
Total of 59 NMEs + 53 Additional Indications
Roche
phase 0
(16 NMEs)
phase I
(21 NMEs + 3 AIs)
phase II
(17 NMEs + 10 AIs)
phase III
(2 NMEs + 33 AIs)
Registration
(3 NMEs + 7 AIs)
Legend
NMEs Roche Managed
Additional Indications (AI)
Status as of March 31, 2006
44

Roche R&D pipeline changes in Q1 '06


Roche

Total number of projects increased

- **Phase I projects**
  - 1 new (R1664 in dyslipidemia)
  - 2 discontinued (Chugai solid tumors*, Raptiva in adult atopic dermatitis*)
- **Phase II projects**
  - 2 new (Lucentis in diabetic macular edema*, Avastin in NSCLC with treated CNS metastases*)
  - 2 discontinued (R483 in T2D, Chugai bone metastases*)
- **Phase III projects**
  - 5 new (Xeloda in gastric Ca, Valcyte in transplantation, Avastin in 2nd line mBC*, Avastin in adj. rectal Ca*, MabThera in lupus nephritis*)
  - 1 removed due to approval (Femara in BC in Jp*)
  - 0 discontinued

* As previously announced by Genentech and Chugai

45


Roche managed R&D pipeline - overview
Projects by therapeutic area
Roche
Research
Respiratory Diseases
Viral and Other Infectious Diseases
Cardiovascular and Metabolic Diseases
Oncology
8
4
9
32
27
21
10
111 projects
Development
Transplant
Respiratory Diseases
Hematology and Nephrology
Viral and Other Infectious Diseases
Neurological and Psychiatric Diseases
Oncology
2
3
2
7
8
37
8
13
81 projects
Status as of March 31, 2006
46

Diagnostics quarterly sales & local growth[1]

Roche

	Q1 '05 CHF m	Q1 '05 % loc	Q2 '05 CHF m	Q2 '05 % loc	Q3 '05 CHF m	Q3 '05 % loc	Q4 '05 CHF m	Q4 '05 % loc	Q1 '06 CHF m	Q1 '06 % loc
Diabetes Care	683	3%	690	2%	713	7%	793	-1%	682	-5%
Centralized Diagnostics	683	4%	746	6%	712	5%	766	4%	760	7%
Molecular Diagnostics	263	9%	293	3%	303	5%	312	5%	297	7%
Near Patient Testing	168	3%	173	3%	180	9%	204	8%	193	9%
Applied Science	138	2%	133	0%	130	1%	160	19%	159	10%
DIA Division	**1,935**	**4%**	**2,035**	**4%**	**2,038**	**6%**	**2,235**	**3%**	**2,091**	**3%**

[1] 2005 vs. 2004 for Q1 to Q4 '05. 2006 vs. 2005 for Q1 '06

47

Q1 '06: Diagnostics local sales
By region & Business Area (vs. Q1 '05)

Roche

	Global CHF m	Global % loc growth	Nth Am. CHF m	Nth Am. % loc growth	EMEA CHF m	EMEA % loc growth	RoW CHF m	RoW % loc growth
Diabetes Care	682	-5	173	-33	397	10	112	11
Molecular Diagnostics	297	7	103	3	96	10	98	9
Centralized Diagnostics	760	7	148	2	390	6	222	10
Near Patient Testing	193	9	75	5	83	13	35	9
Applied Science	159	10	63	11	64	9	32	12
Roche Diagnostics	**2,091**	**3**	**562**	**-11**	**1,030**	**9**	**499**	**10**

48

2006: Key planned product launches* (1)

Roche

	Product	BA[1]	Indication	Region
√	CoaguChek XS Plus	NPT	Handheld system for coagulation monitoring for professional use	Global
√	LightCycler SeptiFast Test	MD	Blood based test to rapidly detect major bacterial & fungal pathogens causing sepsis	EU
√	cobas s 201 & MPX Test	MD	Multiplex detection test for screening blood for HIV, HBV & HCV on the automated cobas s 201 system	EU
	Accu-Chek Go S	DC	Successor meter for Accu-Chek Go offering improved features and design	Global
	Genome Sequencer S 100 system	AS	Next generation DNA sequencing system with capability to sequence larger genomes	Global

[1] Business Areas: Applied Science (AS), Near Patient Testing (NPT), Molecular Diagnostics (MD), Diabetes Care (DC)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

49

2006: Key planned product launches* (2)

Roche

Product	BA[1]	Indication	Region
cobas 6000 series	CD	Next generation modular analytical system consolidating clinical chemistry and immunochemistry testing for medium to large workload laboratories; combines cobas c 501 & cobas e 601 modules	Global
cobas 4000 series	CD	Next generation modular analytical system consolidating clinical chemistry and immunochemistry testing for small to medium workload laboratories; links cobas c 311 & cobas e 411 modules with the PSM data manager	Global
cobas c 111	CD	Standalone clinical chemistry and electrolyte analyzer for extra-small workload laboratories	Global
cobas IT 5000 solution	CD	Lab Information System (LIS) supporting complete IVD testing, from order entry to result reporting	Global
cobas IT 3000 solution	CD	Central Lab Data Management System (WAM) consolidating instrument interfacing	Global

[1] Business Areas: Centralized Diagnostics (CD)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

50